Exhibit 1

Commtouch Reports Q4 2002 and Year-End Results

MOUNTAIN VIEW, Calif.--(BUSINESS WIRE)--March 7, 2003--Commtouch (Nasdaq: CTCH -
NEWS), a developer and provider of proprietary anti-Spam solutions, today announced results for the year ended December 31, 2002.

"Once again, the results for Q4 2002 met with the company's internal goals. The cash burn for the fourth quarter was negligible. However, we anticipate that as we expand our efforts to promote and sell our new anti- Spam solution (ASAP!(TM)), cash burn will increase going forward," said Gideon Mantel, CEO of Commtouch.

Mr. Mantel added, "We are encouraged by the progress we have made in rolling out ASAP!. Likewise, we are pleased to announce that the closing conditions of the first tranche of the convertible loan, as described by us in the press release of February 13, have been met."

Revenues for the quarter - attributable to email services - were $0.6 million compared to $0.5 million in the prior quarter and $2.6 million in the comparable quarter last year. Total loss for the quarter was $2.2 million, which consists primarily of non-recurring non-cash charges of idle equipment write-offs, depreciation and reserves against notes receivables. In comparison, the losses for the prior quarter and Q4 2001 were $1.1 million and $ 7.5 million respectively. During the fourth quarter, the company had impaired assets totaling $750K to reflect the value of idle equipment.

Revenues for the year ended December 31, 2002 were $ 3.4 million compared to $13.6 million in the comparable period last year. Total loss for the year ended December 31, 2002 was $ 4.9 million compared to $ 61.0 million in the comparable period last year. Headcount as of December 31, 2002 was at 25, down from 94 at the end of 2001. Also, during 2002, the company divested itself of its majority interest in Commtouch Japan KK and retains an equity interest therein.

About Commtouch

Commtouch Software Ltd. is a developer and provider of proprietary anti-Spam solutions. The company's core technologies reflect its decade of experience as a leading vendor of email software applications and provider of global messaging services. Commtouch is headquartered in Netanya, Israel and its subsidiary, Commtouch Inc., is based in Mountain View, CA. The company was founded in 1991 and has been publicly traded since 1999 (Nasdaq: CTCH - NEWS). To learn more about Commtouch's solutions visit our web site at HTTP://WWW.COMMTOUCH.COM.

Note: Commtouch(R) is a registered trademark and ASAP! is a trademark of Commtouch Software Ltd. Other terms anD product names in this document may be trademarks of others.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect", "plan", "estimate", anticipate", or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy both domestic as well as international; fewer than expected new-partner relationships; competitive factors including pricing pressures; technological developments, and products offered by competitors; availability of qualified staff for expansion; and technological difficulties and resource constraints encountered in developing new products as well as those risks described in the Company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through WWW.SEC.GOV.


------------------------------
Contact:
Commtouch
Gary Davis 650-864-2290
media@commtouch.com

                             COMMTOUCH SOFTWARE LTD.

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                               (USD in thousands)

                                                                            December 31,  December 31,
                                                                                2002          2001
                                                                              --------      --------
Assets
Current Assets:
 Cash and cash equivalents............................................        $  1,388     $   2,248
 Trade receivables, net...............................................              64           864
 Prepaid expenses and other accounts receivable.......................             231           700
                                                                              --------     ---------
 Total current assets.................................................           1,683         3,812
                                                                              --------     ---------
Long-term lease deposits..............................................               5           261
Equity investment ....................................................               3           --
Severance pay fund....................................................             264           320
Property and equipment, net...........................................           1,029         5,152
                                                                              --------     ---------
                                                                              $  2,984     $   9,545
                                                                              --------     ---------
Liabilities and Shareholders' Equity
Current Liabilities:
 Bank credit line and current maturities of bank loans and capital leases     $    --      $     799
 Accounts payable.....................................................             338         1,374
 Employees and payroll accruals.......................................             424           633
 Deferred revenues....................................................             --            839
 Accrued expenses and other liabilities...............................             372           774
                                                                              --------     ---------
 Total current liabilities............................................           1,134         4,419
                                                                              --------     ---------

 Long-term maturities of bank loans and capital leases................             --            260
 Other liabilities....................................................             135           255
 Accrued severance pay................................................             278           425
                                                                              --------     ---------
                                                                                   413           940
                                                                              --------     ---------

 Minority interest....................................................             --            127
                                                                              --------     ---------
 Shareholders' equity.................................................           1,437         4,059
                                                                              --------     ---------
                                                                              $  2,984     $   9,545
                                                                              ========     =========


                             COMMTOUCH SOFTWARE LTD.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                  (USD in thousands, except per share amounts)


                                                                            Three          Three            Twelve         Twelve
                                                                            Months         Months           Months         Months
                                                                            Ended          Ended            Ended          Ended
                                                                            Dec 31,        Dec 31,          Dec 31,        Dec 31,
                                                                             2002           2001*            2002           2001*
                                                                           --------        --------        --------        --------
Revenues:
 Email services ....................................................       $    637        $  2,598        $  3,438        $ 13,588
Cost of revenues:
 Email services ....................................................            183           2,180           1,675          13,962
                                                                           --------        --------        --------        --------
Gross profit/(loss) ................................................            454             418           1,763            (374)
                                                                           --------        --------        --------        --------
Operating expenses:
 Research and development, net .....................................            522              53           2,246           5,884
 Sales and marketing ...............................................            190           1,419           1,176          12,894
 General and administrative ........................................          1,022             236           2,588          10,337
 Amortization of stock-based employee deferred compensation ........            137             548             551           2,204
 Write-off of property and equipment ...............................            750            --               750           6,486
 Amortization of goodwill and other purchased intangibles ..........           --               104            --             2,794
 Write-off of impaired intangibles and other assets ................           --             4,884            --            16,960
                                                                           --------        --------        --------        --------
 Total operating expenses ..........................................          2,621           7,244           7,311          57,559
                                                                           --------        --------        --------        --------
Operating loss .....................................................         (2,167)         (6,826)         (5,548)        (57,933)
 Interest and other income, net ....................................            (36)           (343)            (60)            583
 Share of equity interest ..........................................            (27)           --               (56)           --
 Write-off of impaired investment ..................................           --              --              --            (2,000)
 Minority interest .................................................           --               105              74             285
                                                                           --------        --------        --------        --------
 Loss from continuing operations ...................................         (2,230)         (7,064)         (5,590)        (59,065)
                                                                           --------        --------        --------        --------
 Gain on disposal of Wingra ........................................           --              --             1,014            --
 Discontinued operations - Wingra ..................................           --              (440)           (335)         (1,942)
                                                                           --------        --------        --------        --------
Gain/(Loss) from sale of discontinued operations ...................           --              (440)            679          (1,942)
                                                                           --------        --------        --------        --------
Net loss ...........................................................       $ (2,230)       $ (7,504)       $ (4,911)       $(61,007)
                                                                           ========        ========        ========        ========
Basic and diluted net loss per share
  Loss from continuing operations ..................................       $  (0.10)       $  (0.40)       $  (0.27)       $  (3.45)
  Gain/(Loss) from sale of discontinued operations .................            --            (0.03)           0.03           (0.11)
                                                                           --------        --------        --------        --------
  Net loss .........................................................       $  (0.10)       $  (0.43)       $  (0.24)       $  (3.56)
                                                                           ========        ========        ========        ========

Weighted average number of shares used in computing
 basic and diluted net loss per share ..............................         22,226          17,443          20,854          17,152
                                                                           ========        ========        ========        ========

* - Reclassified to conform with the current quarters classification mainly due to divestiture of Wingra.